Exhibit 99.2

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On November 10, 2014

We are sending you our proxy materials in connection with the solicitation of the enclosed proxy by the board of directors of InterXion Holding N.V. (the “Company”) for use at the Extraordinary General Meeting of Shareholders, and at any adjournments thereof.

Attending the Extraordinary General Meeting

The Extraordinary General Meeting will be held on November 10, 2014, at 9:00 CET, at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, to consider the matters set forth in the Notice of Extraordinary General Meeting of Shareholders. This Proxy Statement and the form of proxy enclosed are being mailed to shareholders commencing on or about October 17, 2014.

In accordance with our articles of association, shareholders must inform the Company in writing of their intention to attend the Extraordinary General Meeting, and the Company must receive such notice by November 3, 2014 before 17:00 Central European Time. Notice to attend the Extraordinary General Meeting should be sent to: Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 Central European Time November 3, 2014. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Extraordinary General Meeting is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, €0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of business on October 13, 2014 according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Extraordinary General Meeting. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Extraordinary General Meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the Extraordinary General Meeting is 69,161,100.

Street Name Holders and Record Holders

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those shares, do not appear in the share register of American Stock Transfer & Trust or our shareholder register. For street name shares, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Extraordinary General Meeting, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the street name holders. If you plan to attend the Extraordinary General Meeting and vote your street name shares in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Extraordinary General Meeting.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Extraordinary General Meeting in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Extraordinary General Meeting. You can always attend the Extraordinary General Meeting and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing our enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR” or “AGAINST” or “ABSTAIN” from voting on the appointment of a non-executive director.

If you vote by proxy without indicating your instructions, your shares will be voted FOR:

•	The appointment of a non-executive director.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise (i) by mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, (ii) by submitting a duly elected proxy bearing a later date or (iii) by attending the Extraordinary General Meeting and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Extraordinary General Meeting and entitled to vote on the proposal is required to approve the proposal set forth in this proxy statement.

Although there is no quorum requirement under our articles of association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Extraordinary General Meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the Extraordinary General Meeting or for the purpose of determining the number of votes cast. “Broker non-votes” are shares that are held in “street name” by a bank or brokerage that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the Extraordinary General Meeting. Shares will not be voted in favour of a proposal if either (1) the shareholder abstains from voting on a particular matter or (2) the shares are broker non-votes.

Other Matters

As of the date of this Proxy Statement, our board of directors does not know of any business that will be presented for consideration at the Extraordinary General Meeting other than the matters described in this Proxy Statement. If any other matters are properly brought before the Extraordinary General Meeting, the persons named in the enclosed form of proxy will vote the proxies in accordance with their best judgment.

PROPOSAL 1—APPOINTMENT OF A NON-EXECUTIVE DIRECTOR

On 9 June 2014 our class II Director, Mr. Cees van Luijk, passed away and a vacancy occurred. The board of directors, after careful consideration, recommends that Mr. Rob Ruijter be appointed to fill this vacancy for the remainder of Mr. Van Luijk’s term (such that Mr. Ruijter’s term shall expire immediately following the Annual General Meeting in 2015, all in accordance with the Company’s Articles of Association).

Rob Ruijter, Non-Executive Director

Mr. Ruijter was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004 and the Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company now the Nielsen company) between 2004 and 2007. In 2009 and 2010 he served as the CFO of ASM International N.V. (a publicly listed manufacturer of electronic components) and in 2013 as the interim CEO of Vion Food Group N.V.

Mr. Ruijter currently serves on the Supervisory Boards of Wavin N.V. (a manufacturer of piping) and Ziggo N.V. (a publicly listed cable company) as Chairman of the Audit Committee. He also serves on the Supervisory Board of Delta Lloyd N.V. as Chairman of the Remuneration Committee and a member of the Audit and Risk Committees. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and a member of the ACT in the UK.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF ROB RUIJTER AS NON-EXECUTIVE DIRECTOR.

DIRECTOR INDEPENDENCE

New York Stock Exchange rules and regulations require listed companies to have a board of directors with a majority of independent directors. Prior to the death of Mr. Cees van Luijk, the Company’s board of directors consisted of seven directors, four of which were independent, including Mr. Cees van Luijk. The Company’s board of directors currently consists of six directors, three of which are independent. The board has determined that each of Frank Esser, Mark Heraghty and Jean F.H.P. Mandeville has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under New York Stock Exchange listing standards. The remaining directors, David Ruberg, John C. Baker and Robert M. Manning are considered to be non-independent.

The board has also determined that Mr. Rob Ruijter has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under New York Stock Exchange listing standards.

Under the New York Stock Exchange listing standards, no director qualifies as independent unless the board of directors of the Company affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, which would impair such director’s independence. In making its determination regarding director independence, the board applies independence standards that conform to the independence requirements of the New York Stock Exchange. The board considers all relevant facts and circumstances in making its independence determination.

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company files annual and current reports with the Securities and Exchange Commission (“SEC”). You may read and copy any of the reports or other materials that the Company files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the reports and other materials we file electronically with the SEC. The address of that website is http://www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Room at the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the Extraordinary General Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

By:
	Name:	David C. Ruberg
	Title:	Chief Executive Officer

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